UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 22, 2023

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The information contained in this Report on Form 6-K (this “Report”) is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Merger Agreement

On October 22, 2023, Navios Maritime Holdings Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, Navigation Merger Sub Inc., a wholly owned subsidiary of NLHC (“Merger Sub”) and, for limited purposes, N Shipmanagement Acquisition Corp. (“NSC”), another company affiliated with Ms. Frangou. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Upon consummation of the Merger, the Company will become wholly owned by NLHC.

The Merger Agreement was negotiated and unanimously approved by a special committee of the board of directors of the Company consisting solely of independent and disinterested directors (the “Special Committee”). The Merger Agreement was also approved by the Company’s board of directors (the “Company Board”) by unanimous vote of the directors not affiliated with NLHC or its affiliates.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.0001 per share, of the Company (such shares, the “Common Stock”) outstanding immediately prior to the Effective Time (other than shares of Common Stock held by (i) the Company or any of its subsidiaries or (ii) NLHC or Merger Sub) will be converted into the right to receive $2.28 per share in cash (the “Per Share Merger Consideration”), without interest and subject to any applicable withholding taxes.

The Company’s outstanding shares of (i) 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (and the related American Depositary Shares), (ii) 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (and the related American Depositary Shares), and (iii) Series I Non-Economic Preferred Stock (the “Series I Preferred Stock”) will be unaffected by the Merger and remain outstanding as identical securities of the surviving corporation.

The closing of the Merger is subject to customary closing conditions, including, among others: (i) the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of outstanding shares of the Company representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of the Company (such approval, the “Required Stockholder Vote”); (ii) the absence of any law or order that is in effect and enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Merger; (iii) the accuracy of the representations and warranties of NLHC and Merger Sub, in the case of the Company’s obligation to close, and of the Company, in the case of NLHC’s and Merger Sub’s obligation to close, in each case, as contained in the Merger Agreement (subject to certain materiality qualifiers, as applicable); (iv) compliance by NLHC and Merger Sub, in the case of the Company’s obligation to close, and by the Company, in the case of NLHC’s and Merger Sub’s obligation to close, in all material respects with its or their obligations required to be performed by it or them under the Merger Agreement on or prior to the closing date of the Merger; and (v) the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement).

The Company will hold a special meeting of its stockholders (the “Company Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger. Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger, NSC, the holder of shares of the Company representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of the Company will be required to vote or cause to be voted the shares of the Company beneficially owned by it and its affiliates in favor of the Merger and the Merger Agreement at the Company Stockholders’ Meeting.

The Merger Agreement contains (i) customary representations and warranties of the Company, NLHC, Merger Sub, and NSC for a transaction of this type and (ii) covenants of the Company, NLHC, and NSC with respect to, among other things, certain actions to be taken (or not to be taken) prior to the closing of the Merger. In addition, subject to certain exceptions, the Company has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals. The Special Committee may withdraw its recommendation in favor of the Merger in certain circumstances described in the Merger Agreement.

The Merger Agreement contains provisions granting both the Company and NLHC the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing of the Merger has not occurred by April 22, 2024 (the “End Date”), (ii) any governmental authority has enacted or issued any law or order that has the effect of prohibiting or otherwise making illegal the consummation of the Merger that is final and non-appealable, (iii) the Required Stockholder Vote is not obtained or (iv) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the End Date. The Merger Agreement may be terminated by the Special Committee in order to accept and enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) and may be terminated by NLHC if the Special Committee withdraws its recommendation in favor of the Merger.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, including, among others, termination by the Special Committee in order to accept and enter into a definitive agreement with respect to a Superior Proposal or termination by NLHC if the Special Committee withdraws its recommendation in favor of the Merger, the Company will be required to pay NLHC a termination fee equal to $1.5 million. The Merger Agreement further provides that NLHC will be required to pay the Company a termination fee equal to $1.5 million if the Merger Agreement is terminated by the Company in connection with a material breach by NLHC or Merger Sub.

Upon consummation of the Merger, the shares of Common Stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934 as promptly as practicable after the Effective Time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and which is incorporated herein by reference.

Convertible Debenture Amendment

In connection with the execution of the Merger Agreement, on October 22, 2023, the Company and NSC entered into Amendment No. 1 (the “Convertible Debenture Amendment”) to the Convertible Debenture (the “Convertible Debenture”), dated January 3, 2022, by and between the Company and NSC (as transferee of Navios Shipmanagement Holdings Corporation), to provide, among other things, that no adjustment to the conversion terms of the Convertible Debenture shall occur in connection with, or by reason of, the Merger and that the event of default under the Convertible Debenture that will occur by reason of the shares of Common Stock being delisted from the New York Stock Exchange shall not occur for 45 days after the closing of the Merger.

The foregoing description of the Convertible Debenture Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Convertible Debenture Amendment, a copy of which is attached hereto as Exhibit 4.1 and which is incorporated herein by reference.

Joint Press Release

On October 23, 2023, the Company and NLHC issued a joint press release, announcing the entry into the Merger Agreement. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated October 22, 2023, by and among Navios Maritime Holdings Inc., N Logistics Holdings Corporation, Navigation Merger Sub Inc., and, for limited purposes, N Shipmanagement Acquisition Corp.

4.1	Amendment No. 1, dated October 22, 2023, to the Convertible Debenture, dated January 3, 2022, between Navios Maritime Holdings Inc. and N Shipmanagement Acquisition Corp. (as transferee of Navios Shipmanagement Holdings Corporation).

99.1	Press Release dated October 23, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: October 23, 2023

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